Issuer Free Writing Prospectus

Dated July 13, 2020

Filed pursuant to Rule 433 under the Securities Act of 1933, as amended

Supplementing the preliminary prospectus dated July 6, 2020

Registration No. 333-239198

Chicken Soup for the Soul Entertainment Inc.

9.50% Notes Due 2025

Final Pricing Term Sheet

July 13, 2020

Issuer:	Chicken Soup for the Soul Entertainment Inc.

Title of the Securities:	9.50% Notes due 2025 (the “Notes”)

Private Rating*:	Egan-Jones Ratings Company: BBB

Initial Aggregate Principal Amount Being Offered:	$21,000,000

Option to Purchase Additional Notes:	Up to an additional $3,150,000 aggregate principal amount of Notes within 30 days

Underwriting Discount:	$1.25 per Note; $1,050,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$23.75 per Note; $19,950,000 total (assuming the over-allotment option is not exercised)

Initial Public Offering Price:	100% of aggregate principal amount

Denominations:	Issue the Notes in denominations of $25.00 and integral multiples of $25.000 in excess thereof

Principal at Time of Payment:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date.

Type of Note:	Fixed rate note

Coupon Rate:	9.50% per annum

Day Count:	30/360

Original Issue Date:	July 17, 2020

Stated Maturity Date:	July 31, 2025

Date Interest Starts Accruing:	July 17, 2020

Interest Payment Date:	Every March 31, June 30, September 30 and December 31, beginning September 30, 2020. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including July 17, 2020, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

Regular Record Dates for Interest:	March 15, June 15, September 15 and December 15, beginning September 15, 2020

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after July 31, 2022 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to the date fixed for redemption.

Repayment at Option of Holders:	Holders will not have the option to have the Notes repaid prior to the stated maturity date.

Listing:	Issuer intends to list the Notes on the Nasdaq Global Market, within 30 days of the original issue date under the trading symbol "CSSEN."

CUSIP / ISIN:	16842Q 308/ US16842Q3083

Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc. National Securities Corporation The Benchmark Company Northland Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Ladenburg Thalmann & Co. Inc. toll-free at (800)-573-2541, National Securities Corporation at (212) 417-3634, The Benchmark Company, LLC at (212) 312-6700, or Northland Capital Markets, toll-free at (800) 851-2920.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.